NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: BlackRock Inc.

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 North Geyer Road, Saint Louis MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

BlackRock Inc

Vote FOR: Proxy Ballot Item #7

Report on Proxy Voting Record and Policies for Climate Change-Related Proposals

Annual Meeting: May 15, 2024

CONTACT: Katie McCloskey, Mercy Investment Services | kmccloskey@Mercyinvestments.org

We are not seeking authority to vote your proxy and no proxy cards will be accepted.

Vote your proxies according to the instructions in BlackRock's proxy statement.

Item 7: Shareholder Proposal – Report on Proxy Voting Record and Policies for Climate Change- Related Proposals

RESOLVED CLAUSE

Shareowners request that the Board of Directors initiate a review of both BlackRock’s 2023 proxy voting record and proxy voting policies related to climate change, prepared at reasonable cost, omitting proprietary information.

Supporting Statement Proponents suggest the review include the following among other topics:

●	Any misalignment between BlackRock’s policy and voting record with the goals of the Paris Agreement, industry initiatives of which BlackRock is part and BlackRock’s own stated policies.
●	A comparison with the voting record of other major investment firms and mutual funds.
●	Recommendations for strengthening voting guidelines on climate-related issues.

RATIONALE FOR A VOTE FOR

1.	BlackRock’s proxy voting on climate does not reflect its articulated understanding of climate risk.
2.	In 2023 BlackRock’s proxy voting support for shareholder resolutions highlighting climate risk dramatically declined and it lags behind other asset managers.
3.	Asset owners (clients and prospective clients of BlackRock) have made it clear that proxy voting is an important criterion used to select asset managers.
4.	The misalignment between BlackRock’s understanding of climate risk and its proxy voting record is likely to invite continued media and investor scrutiny.
5.	Failing to take action that could mitigate climate impacts is not in the best interests of diversified investors.

DISCUSSION

1.	BlackRock’s proxy voting on climate does not reflect its articulated understanding of climate risk.

BlackRock acknowledges the materiality of the risk posed by climate change:

●	The firm’s own research[1] indicates that long-term inaction on climate change could reduce global economic output by nearly 25 percent over the next two decades, making addressing climate change an urgent and material issue for investors.
●	The growing cost of climate change is clearly spelled out in the firm’s report, 2024 Global Outlook Grabbing the wheel: putting money to work[2], which states that the number of climate-related events with damages totaling more than $1 billion have steadily increased and hit a record number in the first nine months of 2023 (see Chart 1).
●	In 2023, CEO Larry Fink in his letter to investors[3] stated that the firm “views climate risk as an investment risk”.
●	In his 2022 letter to investors[4] Larry Fink also clearly stated that BlackRock’s “focus on sustainability [is] not because we’re environmentalists, but because we are capitalists and fiduciaries to our clients”.

Yet despite this clear articulation of the materiality and growing cost of climate risk, BlackRock’s support for climate related resolutions has been falling since 2021 - which merits a review.

2.	In 2023, BlackRock’s proxy voting support for shareholder resolutions highlighting climate risk dramatically declined and it lags behind other asset managers.

According to ShareAction, BlackRock went from supporting 53%5 of environmental proposals on proxy statements in 2021 to 28%6 in 2022 and only 9%7 in 2023. This voting record is not denied by the firm which in its own annual stewardship report8 disclosed that in 2023 it supported only 7% of the environmental and social shareholder proposals on which it had voted.

As a result, BlackRock is ranked 63rd out of 69 asset managers assessed by ShareAction in 20239, and only 4 of the 69 asset managers assessed supported fewer environmental resolutions than BlackRock. We believe that this track record could disadvantage BlackRock, given that the company’s own research found that 88% of its clients “placed climate-related risks at the top of their portfolio concerns to date.”10

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1 https://www.blackrock.com/us/individual/insights/blackrock-investment-institute/investing-in-climate-awareness

2 https://www.blackrock.com/corporate/literature/whitepaper/bii-global-outlook-2024.pdf

3 https://www.blackrock.com/corporate/investor-relations/larry-fink-annual-chairmans-letter

4 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

5 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/ShareAction-Voting-Matters-2021.pdf

6 https://shareaction.org/reports/voting-matters-2022/ranking-asset-managers-voting-performance

7 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Voting-Matters-2023.pdf

8 https://www.blackrock.com/corporate/literature/publication/2023-investment-stewardship-voting-spotlight.pdf

9 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Voting-Matters-2023.pdf

10 https://ir.blackrock.com/news-and-events/press-releases/press-releases-details/2020/BlackRock-Survey-Shows-Acceleration-of-Sustainable-Investing/default.aspx#:~:text=The%20majority%20of%20survey%20respondents,ESG)%20risks%20in%20their%20portfolios

3.	Asset owners (clients and prospective clients of BlackRock) have made it clear that proxy voting on climate is an important criterion used to select asset managers

The BlackRock 2020 Global Sustainability Survey11 found 425 institutional investors planned to double their sustainable assets under management in the next five years. Furthermore “one area where clients in all regions responding to the survey overwhelmingly agree is that 88% have placed climate-related risks at the top of their portfolio concerns to date”.

There is increasing attention being paid to the divergence between asset managers and asset owners when it comes to proxy voting. The UK Asset Owner Stewardship Review12 highlighted a growing misalignment between asset owners and asset managers when it comes to exercising stewardship and proxy voting. The Review finds that this misalignment is more pronounced (i) in recent years, (ii) on shareholder resolutions (vs management proposals) and (iii) at American companies (vs. European ones).

Not only is there growing misalignment between asset owners and asset managers when it comes to proxy voting but a recent study provides worrying evidence that the corporate engagements of the three largest asset managers, including BlackRock, are not affecting “subsequent corporate governance outcomes for portfolio firms.”13

BlackRock’s own research14 shows that its clients care about proxy voting on sustainability (which was cited as the number one criterion for selecting managers by 20% of 200 institutional investors surveyed, second only to “access to proprietary deals” - selected by 23% of respondents). Having acknowledged the materiality of climate risks and knowing that clients and prospective clients consider addressing climate risk and voting proxies on sustainability-related matters to be crucial elements of asset management, BlackRock’s 2023 proxy voting record of supporting only 9% of environmental resolutions requires further review/explanation.

4.	The misalignment between BlackRock’s understanding of climate risk and its proxy voting record is likely to invite continued media and investor scrutiny.

As noted in a NYT article15, BlackRock manages nearly $10 trillion in investments16, which amounts to more than a quarter of the combined value of all shares for companies in the S&P 500 (about $38 trillion17). Given the sheer size and market significance of BlackRock, the firm’s actions on climate oversight are likely to have significant influence on companies and likely to draw investor and regulator scrutiny, building the case for the review requested.

There's evidence this issue is already on the agenda for regulators particularly in the UK where the Financial Conduct Authority (FCA) wants to ensure that all such ESG claims are matched with real impact. In June the FCA published a Consultation Paper18 on proxy vote reporting for asset managers, proposing ‘voluntary, standardized and comprehensive’ templates. This would allow managers to communicate their proxy voting activity to clients.

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11 https://ir.blackrock.com/news-and-events/press-releases/press-releases-details/2020/BlackRock-Survey-Shows-Acceleration-of-Sustainable-Investing/default.aspx#:~:text=The%20majority%20of%20survey%20respondents,ESG)%20risks%20in%20their%20portfolios.

12 https://www.brunelpensionpartnership.org/wp-content/uploads/2023/11/Hoepner-2023-Asset-Owner-Asset-Manager-Voting-Alignment-Review.pdf

13 “Companies do not reduce CEO compensation, increase female board representation, or become less likely to have dual class structures after being targeted for engagement by the largest asset managers… (in fact, managers) become less likely to vote against management the year after they select a portfolio company for engagement.” Big Three (Dis)Engagements https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4580206

14 BlackRock recently released a survey of 200 institutional investors on their attitudes to transition investing. On p.9, in response to the question, “What are the most important considerations when selecting your transition investing manager? Please rank up to 3 responses,”. “Approach to shareholder votes on sustainability” was ranked as the number one criterion for selecting managers by 20% of respondents. This was a close second to the 23% of respondents who ranked “Access to proprietary deals” as their number one criterion, and was far ahead of any other criteria. Source: https://www.blackrock.com/corporate/literature/brochure/global-transition-investing-survey.pdf.

15 https://www.nytimes.com/2022/05/12/opinion/vanguard-power-blackrock-state-street.html

16 https://www.pionline.com/money-management/blackrock-aum-recedes-10-trillion-high

17 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/s-p-500-companies-regain-some-market-cap-after-shedding-trillions-in-2022-69459437

18 https://www.fca.org.uk/publication/consultation/vote-reporting-consultation-discussion-paper.pdf

The proposed reporting template would require asset managers to report voting rationale and disclose if the proxy vote was in line with asset manager (column N) policy and if it was linked to engagement with the issuer (column O) - and they have to specify what kind of engagement:

Our proposal anticipates this growing demand for transparency within regulatory and asset owner circles19 and asks BlackRock to conduct a review.

Proposed fields for the Vote Reporting Template

	Standard Fields							Vote Category Fields				Vote Rationale Fields			
Column	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
Field Name	Name of the issuer	Meeting date	Meeting type	Country	Reporting identifier	Resolution identifier	Resolution title	Resolution category	Proponent	Company recommendation	Vote instruction	Standardised rationale category	Narrative rationale	Is vote decision in line with the asset manager's voting policy?	Is the vote decision linked to engagement with the issuer?
Guidance								Single tier and high-level categories				Required only when rationale provided (see 3.28 for the proposed principles)			
												For example, where a manager might vote against the re-election of a Chair due to their weak performance on environmental issues, they would select 'Environment or climate'			Select all that apply
Field data	Free text	UK date format (DD/ MM/ YYYY)	Standard data • Annual General Meeting (AGM) • Extraordinary General Meeting (EGM) • Special • Court	Standard data	Free text for an alpha numeric code	Drop down numbering with free text option	Free text	Standard data Indicative examples (From N-PX baseline): • Director elections • Audit-related • Investment company matters • Shareholder rights and defences • Extraordinary transactions • Capital structure • Compensation • Corporate Governance • Environment or climate • Human rights or human capital/ workforce • Diversity, equity, and inclusion • Other social issues • Other	Standard data • Company • Shareholder	Standard data • For • Against • No recommendation	Standard data • For • Against • Abstain • Withheld	Standard data Indicative examples: • Compensation • Corporate Governance • Environment or climate • Human rights or human capital/ workforce • Diversity, equity, and inclusion • Other social issues • Other	Free text	Standard data and free text • Yes • No • Free text	Standard data • Collaborative engagement • Letter (bespoke) • Letter (campaign) • Meeting with Chair and/or Board • Meeting with company advisors • Meeting with investor relations team • Meeting with management • None • Other • Site visit

20

5.	Failing to take action that could mitigate climate impacts is not in the best interests of diversified investors.

Climate change is a systemic risk with potentially far-reaching economic impacts. A 2021 study by insurer Swiss Re found that “[t]he world stands to lose close to 10% of total economic value by mid-century if climate change stays on the currently-anticipated trajectory, and the Paris Agreement and 2050 net-zero emissions targets are not met.”20 Transition risks also loom: One estimate pegged the proportion of pension and investment funds’ equity portfolios exposed to sectors that are likely to “face losses and become stranded in a disorderly transition” at 45-47%21; another “calculate[d] that the long-term impact of climate change on the performance of a balanced portfolio in a no mitigation scenario (i.e. no special efforts are made to contain environmental challenges) is -30% in nominal terms.”22 A 2020 report from the U.S. Commodity Futures Trading Commission warned that “[a] world racked by frequent and devastating shocks from climate change cannot sustain the fundamental conditions supporting our financial system.”23

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19 https://www.responsible-investor.com/iigcc-calls-on-asset-owners-to-conduct-annual-post-proxy-manager-review/#:~:text=The%20Institutional%20Investor%20Group%20on,owner%20expectations%20and%20manager%20policies.

20 https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-publication-economics-of-climate-change.pdf, at 1

21 https://grenfin.eu/files/sw_school/katowice2021/Didactical_Material/2.1%20prof%20Irene%20Monasterolo.pdf, at 6.

22 https://www.unpri.org/sustainable-development-goals/the-sdgs-are-an-unavoidable-consideration-for-universal-owners/306.article

23 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

Returns to institutional investors with “highly-diversified and long-term portfolios that are representative of global capital markets,”24 which include many of BlackRock’s clients, can be reduced when companies are permitted to externalize their costs onto other companies or investments in the portfolio25 because the performance of the market as a whole (beta), rather than any individual company’s performance (alpha), is responsible for the lion’s share of returns.26 Beta is influenced primarily by the performance of the economy itself over the long term.27 As well, the financial system on which such investors’ returns depend requires economic and social stability.28 Thus, it is in diversified investors’ interest to take steps to minimize damaging externalities such as greenhouse gas emissions. The Net-Zero Asset Owners Alliance has urged asset managers to “[f]ocus on addressing the systemic risk of climate change”29 and advocated that asset managers’ pursuit of alpha “should not be prioritised in a silo that ignores the potential impact of market beta on asset owner returns.”30 Supporting climate-related shareholder proposals is a low-cost way for BlackRock to make progress toward both of those objectives.

CONCLUSION

Vote “For” this Shareholder Proposal Regarding Proxy Voting Alignment. BlackRock has fallen behind dozens of asset managers by failing to align its proxy voting on climate oversight with its understanding of climate risk, and the review requested by this proposal would facilitate board oversight of this misalignment. We urge a “For” vote on this resolution.

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24 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, at 3

25 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, at 4

26 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

27 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, Appendix IV

28 https://www.unepfi.org/wordpress/wp-content/uploads/2024/02/NZAOA-CTA-to-AM-industry.pdf

29 https://www.unepfi.org/wordpress/wp-content/uploads/2024/02/NZAOA-CTA-to-AM-industry.pdf

30 https://www.unepfi.org/wordpress/wp-content/uploads/2022/03/NZAOA_The-future-of-investor-engagement.pdf, at 27f

THE SHAREHOLDER PROPOSAL

BlackRock is a respected global financial services leader providing multiple investment options for clients addressing environmental, social and governance (ESG) topics.

Research31 by BlackRock noted long-term inaction on climate change could reduce global economic output by nearly 25 percent over the next two decades, making addressing climate change an urgent and material issue for investors. CEO Larry Fink reiterated in his 2023 letter to investors32 that the firm “views climate risk as an investment risk”.

However, despite the clearly articulated recognition of the materiality of climate risk, neither BlackRock’s proxy voting guidelines, nor its voting record reflects this view. According to ShareAction33, in 2022 BlackRock ranked 62nd of 68 asset managers, supporting only 28% of environmental resolutions. In 2023, this support continued to decline sharply: BlackRock supported only 7% of the environmental and social shareholder proposals on proxy statements ( BlackRock annual stewardship report34). Of the 65 climate resolutions on proxies, BlackRock supported only 6 (NPX filings of S&P500 companies as provided by Diligent).

This proxy voting record seems inconsistent with BlackRock’s membership in several investing initiatives:

●	The Principles for Responsible Investment, a global investor network representing more than $120 trillion in assets urges investors to vote on ESG issues and “prioritize addressing systemic sustainability issues”.
●	The Net Zero Asset Managers Initiative commitment to a voting policy consistent with achieving net zero emissions by 2050.
●	Climate Action 100+, an investor initiative urging the world’s largest greenhouse gas emitters to reduce emissions consistent with the Paris Agreement, flags votes for its members; BlackRock significantly lagged peers, voting for only 2 of 20 flagged proposals.

While BlackRock clearly states climate change creates material risk for companies, when voting it looks primarily at risk created for a specific company in the near-term. Such an approach is shortsighted and fails to acknowledge a multitude of physical and transition-related risks.

In addition, proxy voting that appears to ignore the full scope of climate risks creates reputational and business risk for BlackRock, especially with global clients committed to ESG and concerned about the broader economic impact of climate change.

We further believe it is BlackRock’s fiduciary responsibility to consider the impacts of climate risks on both portfolio companies and portfolios as a whole, evaluate how specific shareholder resolutions may impact long term shareholder value, and vote accordingly. In light of this, we request the Board authorize this special review.

Resolved: Shareowners request that the Board of Directors initiate a review of both BlackRock’s 2023 proxy voting record and proxy voting policies related to climate change, prepared at reasonable cost, omitting proprietary information.

Supporting statement: Proponents suggest the review include the following among other topics:

●	Any misalignment between BlackRock’s policy and voting record with the goals of the Paris Agreement, industry initiatives of which BlackRock is part and BlackRock’s own stated policies.
●	A comparison with the voting record of other major investment firms and mutual funds.

●	Recommendations for strengthening voting guidelines on climate-related issues.

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31 https://www.blackrock.com/us/individual/insights/blackrock-investment-institute/investing-in-climate-awareness

32 https://www.blackrock.com/corporate/investor-relations/larry-fink-annual-chairmans-letter

33 https://shareaction.org/reports/voting-matters-2022/ranking-asset-managers-voting-performance

34 https://www.blackrock.com/corporate/literature/publication/2023-investment-stewardship-voting-spotlight.pdf